2024 ANNUAL REPORT

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FUTURE HERE**



Timberland Branch Locations



Auburn
Edgewood
Puyallup
Bethel Station (Spanaway)
Olympia (2 branches)
Yelm
Chehalis
Toledo
Winlock
Lacey (2 branches)
Poulsbo
Silverdale
Gig Harbor
Elma
Montesano
Tumwater
Ocean Shores
Hoquiam
Aberdeen (2 branches)

KING
PIERCE
LEWIS
THURSTON
GRAYS HARBOR



Dear Fellow Shareholders of Timberland Bancorp, Inc.:

On behalf of the Directors and Employees of Timberland Bancorp, Inc. and its subsidiary, Timberland Bank, it is our privilege to invite you to attend the annual meeting for our fiscal year ended September 30, 2024. The meeting will be convened on January 28, 2025 at 1:00 p.m. and will be conducted virtually. Instructions to access the virtual meeting are included on your proxy card and are also included in the instructions accompanying your proxy materials. During the meeting we will review the Company's operating results for the recently concluded fiscal year and the subsequent first fiscal quarter, conduct an election of Directors, vote on other matters described in the proxy statement and respond to appropriate questions from shareholders.


Dean J. Brydon


Jonathan A. Fischer

We encourage you to review the information contained in the Form 10-K following this letter to acquaint yourself with the Company's 2024 fiscal year financial performance.

It was considered a challenging year for the banking industry as increased funding costs and an inverted yield curve led to margin compression and reduced profitability for most institutions. However, the outlook for the industry improved over the second half of 2024 as margins and deposit levels for the industry began showing signs of stabilizing. We were pleased to see some much-needed slope to the yield curve following the recent Federal Reserve actions to reduce short-term interest rates.

Despite the challenging environment for financial institutions over the past year, Timberland continued to generate strong profitability numbers, while maintaining a strong and conservative balance sheet. In September 2024, Timberland was honored to be one of only 30 Banks in the U.S. named to Piper Sandler's annual list of top-performing small-cap banks and thrifts in its "Sm-All Star Class of 2024." This prestigious annual list reflects the top banks and thrifts in the industry across various metrics including growth, profitability, credit quality, and capital strength.

A few of the highlights from the 2024 fiscal year include:

- Diluted Earnings Per Share ("EPS") of $3.01;
- Net Income of $24.28 million;
- Return on Average Assets was 1.28%;
- Return on Average Equity was 10.19%;
- Net Loans Receivable increased by 9%;
- Total Deposits increased by 6%;
- Liquidity (both on-balance sheet and off-balance sheet) remained strong with only $20 million in borrowings and additional secured borrowing line capacity of $692 million available through the Federal Home Loan Bank and the Federal Reserve.
- Non-performing assets to total assets ratio of only 0.20% at September 30, 2024;
- Tier 1 Leverage Capital Ratio increased to 12.12% at September 30, 2024.
- Paid quarterly cash dividends for the 48th consecutive quarter;

We would like to thank our Employees for their hard work and dedication to serving all of our customers, communities, and shareholders.

We believe Timberland is well-positioned to continue generating top quartile financial results while implementing initiatives to grow the Company.

Thank you for choosing to be a shareholder of the Company. We encourage you to participate in our virtual annual meeting. We wish you a Merry Christmas and a Happy New Year!

Sincerely,



Dean J. Brydon
CEO



Jonathan A. Fischer
President & COO

FINANCIAL HIGHLIGHTS
TIMBERLAND BANCORP, INC. AND SUBSIDIARY

The following table presents selected financial information concerning the consolidated financial position and results of operations of Timberland Bancorp, Inc. ("Company") at and for the dates indicated. The consolidated data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company and its subsidiary presented herein. (Dollars in thousands except share data)

Total Assets



Loans Receivable, Net



Total Deposits



Net Income



	September 30,		
	2022	2023	2024
SELECTED FINANCIAL DATA			
Total Assets	$1,860,508	$1,839,905	$1,923,475
Loans Receivable, Net	1,132,426	1,302,305	1,421,523
Total Deposits	1,632,176	1,560,935	1,647,668
Shareholders' Equity	218,569	233,073	245,413
OPERATING DATA			
Interest and Dividend Income	$ 58,508	$ 79,951	$ 94,825
Interest Expense	2,674	11,592	30,658
Net Interest Income	55,834	68,359	64,167
Provision for Credit Losses	270	2,132	1,151
Net Interest Income after Provision for Credit Losses	55,564	66,227	63,016
Non-Interest Income	12,624	11,140	11,136
Non-Interest Expense	38,626	43,373	43,746
Income before Income Taxes	29,562	33,994	30,406
Provision for Income Taxes	5,962	6,876	6,123
Net Income	$ 23,600	$ 27,118	$ 24,283
NET INCOME PER COMMON SHARE			
Basic	$ 2.84	$ 3.32	$ 3.02
Diluted	2.82	3.29	3.01
KEY FINANCIAL RATIOS			
Return on Average Assets	1.27%	1.50%	1.28%
Return on Average Equity	11.14	12.01	10.19
Net Interest Margin	3.16	3.95	3.54
Efficiency Ratio	56.42	54.56	58.09
Non-Performing Assets to Total Assets (1)	0.12	0.09	0.20
Total Equity-to-Assets	11.75	12.67	12.76

(1) Non-performing assets include non-accrual loans, loans past due 90 days or more and still accruing, non-accrual investment securities, other real estate owned and other repossessed assets.

2024 FORM 10-K

We have included our Form 10-K, as filed with the Securities and Exchange Commission, with our annual report to give you more complete information about our Company. A table of contents can be found facing page one.

Written requests to obtain a copy of any exhibit listed in Part IV should be sent to Timberland Bancorp, Inc., 624 Simpson Avenue, Hoquiam, Washington 98550, attention: Investor Relations Department.

DIRECTORS AND OFFICERS
TIMBERLAND BANCORP, INC.

OFFICERS:

Dean J. Brydon
Chief Executive Officer

Marci A. Basich
EVP and Chief Financial Officer

Jonathan A. Fischer
President and Chief Operating Officer

Breanne D. Antich
EVP and Chief Technology Officer

Matthew J. DeBord
EVP and Chief Lending Officer

Todd Van Cise
EVP and Chief Credit Officer

DIRECTORS:

Michael J. Stoney, is the Board Chair of the Company and the Bank. Mr. Stoney, a Certified Public Accountant, is a member of the accounting firm Easter & Stoney, P.S.

Dean J. Brydon, has been affiliated with the Bank since 1994 and has served as Chief Executive Officer of the Bank and Company since February 1, 2023. Prior to his promotion to Chief Executive Officer Mr. Brydon served as President from January 2022 to January 2023. Mr. Brydon also served as Chief Financial Officer of the Company and the Bank from January 2000 to January 2023. Previously Mr. Brydon had served as Secretary of the Company and the Bank from January 2004 to January 2022. Mr. Brydon is a Certified Public Accountant.

Parul Bhandari currently leads the Partner Strategy for Telco, Media and Gaming Industry Worldwide Team at Microsoft. Ms. Bhandari also led Data and AI for the Worldwide Public Sector, driving cross-industry partnerships, and engaging in global digital transformation initiatives. Prior to Microsoft, she was the VP of Business Development and Alliances at Acelsior.

Andrea M. Clinton, an interior designer, is the owner of AMC Interiors at Home and AMC Interiors, both of which are located in Olympia, Washington.

Robert A. Drugge has been affiliated with Timberland since April 2006, serving as the Chief Lending Officer from September 2006 until his retirement in March 2023. Prior to joining Timberland Mr. Drugge was employed at Bank of America as a senior officer and most recently served as Senior Vice President and Commercial Banking Manager. Mr. Drugge began his banking career at Seafirst in 1974, which was acquired by Bank of America Corp. and became known as Bank of America.

Kathy D. Leodler is the founder and Chief Executive Officer of the Rampart Group LLC, based in Silverdale, Washington that provides security, consulting, investigation and litigation support services to corporations, law-firms, small- and medium-sized business, and individuals. Ms. Leodler formed the Rampart Group LLC in 2011, after a 23-year distinguished federal law enforcement career as an FBI Special Agent and executive leader. She has also served as Director-Anti Piracy for the music industry and Director-Security for a medical technology company and a high net worth family and business.

David A. Smith is a pharmacist and the former owner of Harbor Drug, Inc., a retail pharmacy located in Hoquiam, Washington.

Kelly A. Suter is a technology executive with over 25 years of experience in software, data management and digital transformation. Since late 2017, she has been an independent consultant, advisor and/or executive to early-stage companies. Prior to that she was the Chief Operating Officer at Calico Energy Services, which provided services to large investor-owned utilities. She has also held various technical, financial and/or operational roles in other regulated industries, including two payroll companies and Key Bank. She began her career as an auditor at Price Waterhouse and is a Certified Public Accountant (inactive status).

TIMBERLAND BANCORP, INC. DIRECTORS



Michael J. Stoney



Dean J. Brydon



Parul Bhandari



Andrea M. Clinton



Robert A. Drugge



Kathy D. Leodler



David A. Smith



Kelly A. Suter

CORPORATE INFORMATION

MAIN OFFICE

624 Simpson Avenue
Hoquiam, Washington 98550
Telephone: (360) 533-4747

INDEPENDENT AUDITORS

Delap LLP
Lake Oswego, Oregon

GENERAL COUNSEL

Parker & Parker Law Offices, Inc. P.S.
Hoquiam, Washington

SPECIAL COUNSEL

Breyer & Associates PC
McLean, Virginia

TRANSFER AGENT

For shareholder inquiries concerning dividend checks, transferring ownership, address changes or lost or stolen certificates please contact our transfer agent:

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
(800) 937-5449

ANNUAL MEETING

The Annual Meeting of Shareholders will be a virtual meeting on Tuesday, January 28, 2025 at 1:00 p.m., Pacific Time.

HOQUIAM
624 Simpson Ave.
Hoquiam, WA 98550
(360) 533-4747

OCEAN SHORES
361 Damon Rd.
Ocean Shores, WA 98569
(360) 289-2476

DOWNTOWN ABERDEEN
117 N. Broadway
Aberdeen, WA 98520
(360) 533-4500

SOUTH ABERDEEN
300 N. Boone St.
Aberdeen, WA 98520
(360) 533-6440

MONTESANO
210 S. Main St.
Montesano, WA 98563
(360) 249-4021

ELMA
313 W. Waldrip
Elma, WA 98541
(360) 482-3333

TOLEDO
101 Ramsey Way
Toledo, WA 98591
(360) 864-6102

WINLOCK
209 NE 1st St.
Winlock, WA 98596
(360) 785-3552

CHEHALIS
714 W. Main St.
Chehalis, WA 98532
(360) 740-0770

TUMWATER
801 Trosper Rd. SW
Tumwater, WA 98512
(360) 705-2863

OLYMPIA
423 Washington St. SE
Olympia, WA 98501
(360) 943-5496

WEST OLYMPIA
2925 Limited LN NW
Olympia, WA 98502
(360) 705-4200

LACEY
1201 Marvin Rd. NE
Lacey, WA 98516
(360) 438-1400

DOWNTOWN LACEY
4530 Lacey Blvd SE
Lacey, WA 98503
(360) 528-4200

YELM
101 Yelm Ave. W.
Yelm, WA 98597
(360) 458-2221

BETHEL STATION
2419 224th St. E.
Spanaway, WA 98387
(253) 875-4250

PUYALLUP
(SOUTH HILL)
12814 Meridian E.
Puyallup, WA 98373
(253) 841-4980

EDGEWOOD
(NORTH HILL)
2418 Meridian E.
Edgewood, WA 98371
(253) 845-0999

AUBURN
202 Auburn Way S.
Auburn, WA 98002
(253) 804-6177

TACOMA
7805 S. Hosmer St.
Tacoma, WA 98408
(253) 472-4465

GIG HARBOR
3105 Judson St.
Gig Harbor, WA 98335
(253) 851-1188

SILVERDALE
2401 NW Bucklin Hill Rd.
Silverdale, WA 98383
(360) 337-7727

POULSBO
20464 Viking Way NW
Poulsbo, WA 98370
(360) 598-5801


www.timberlandbank.com